                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

      For the fiscal year ended          December 30, 2001
                                ------------------------------------------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

      For the transition period from _____________ to ______________


                          Commission file number      1-6948
                                                 ------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Retirement Savings and Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SPX Corporation
                        13515 Ballantyne Corporate Place
                         Charlotte, North Carolina 28277

                                 SPX Corporation
                             Retirement Savings and
                              Stock Ownership Plan

                                Financial Report

                                December 30, 2001

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                                                Contents
Report Letters                                                                     1-2

Statement of Net Assets Available for Benefits                                      3

Statement of Changes in Net Assets Available for Benefits                           4

Notes to Financial Statements                                                      5-12

                          Independent Auditor's Report


To the Administrative Committee
SPX Corporation Retirement Savings
    and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of SPX Corporation Retirement Savings and Stock Ownership Plan as of December 30, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SPX Corporation Retirement Savings and Stock Ownership Plan as of December 30, 2001 and its changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


                                                         /s/ Plante & Moran, LLP


Southfield, Michigan
July 11, 2002

                          Independent Auditors' Report


To the Administrative Committee of SPX Corporation
Retirement Savings and Stock Ownership Plan:


We have audited the accompanying statement of net assets available for benefits of SPX Corporation Retirement Savings and Stock Ownership Plan as of December 30, 2000 and the related statement of changes in net assets available for benefits for the year ended December 30, 2000. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SPX Corporation Retirement Savings and Stock Ownership Plan as of December 30, 2000 and changes in its financial status for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Conn Geneva & Robinson

Muskegon, Michigan
July 15, 2002

SPX Corporation Retirement Savings and Stock Ownership Plan

                                  Statement of Net Assets Available for Benefits


                                                                    December 30
                                             -------------------------------------------------------------
                                                  2001                            2000
                                             -------------   ---------------------------------------------
                                                  Total         Allocated     Unallocated       Total
                                             -------------   --------------  ------------   --------------
Assets
   Participant-directed investments:
     Cash                                    $           -   $            -  $      7,316   $        7,316
     SPX Corporation common stock
        (Note 2)                                         -                -    15,139,001       15,139,001
     Interest in SPX Corporation
        Savings Trust (Note 3)                 547,305,097      585,450,450             -      585,450,450
     Receivables - Interest income                       -                -            41               41
                                             -------------   --------------  ------------   --------------

          Total assets                         547,305,097      585,450,450    15,146,358      600,596,808

Liabilities
   Accrued interest                                      -                -       136,337          136,337
   Note payable (Note 6)                                 -                -     2,478,846        2,478,846
                                             -------------   --------------  ------------   --------------

          Total liabilities                              -                -     2,615,183        2,615,183
                                             -------------   --------------  ------------   --------------

Net Assets Available for Benefits            $ 547,305,097   $  585,450,450  $ 12,531,175   $  597,981,625
                                             =============   ==============  ============   ==============


See Notes to Financial Statements.             3

SPX Corporation Retirement Savings and Stock Ownership Plan

                       Statement of Changes in Net Assets Available for Benefits

                                                                            Year Ended December 30
                                           ----------------------------------------------------------------------------------------
                                                              2001                                         2000
                                           -------------------------------------------  -------------------------------------------
                                             Allocated     Unallocated      Total        Allocated      Unallocated       Total
                                           -------------  -------------  -------------  -------------  -------------  -------------
Additions
   Contributions:
     Employer                              $   5,720,952  $   1,838,013  $   7,558,965  $           -  $   6,223,598  $   6,223,598
     Participants                             29,252,766              -     29,252,766     37,549,167              -     37,549,167
     Rollovers                                 3,135,503              -      3,135,503              -              -              -
   Investment income:
     Net realized and unrealized gains                 -      3,833,114      3,833,114              -      8,343,445      8,343,445
     Interest and dividends                            -            279            279      1,083,254              -      1,083,254
   Income from an undivided interest
     in the net assets of SPX Corporation
     Savings Trust (Note 3)                   13,124,545              -     13,124,545     15,198,104              -     15,198,104
   Allocation of shares of common stock of
     SPX Corporation, at market               18,075,081              -     18,075,081     17,133,228              -     17,133,228
   Net transfer from other plans (Note 7)              -              -              -        389,450              -        389,450
                                           -------------  -------------  -------------  -------------  -------------  -------------

        Total additions                       69,308,847      5,671,406     74,980,253     71,353,203     14,567,043     85,920,246

Deductions
   Interest expense                                    -        127,500        127,500              -        136,337        136,337
   Distributions to participants              66,331,831              -     66,331,831     67,029,774              -     67,029,774
   Allocation of shares of common stock of
     SPX Corporation, at market                        -     18,075,081     18,075,081              -     17,133,228     17,133,228
   Administrative expenses                       406,038              -        406,038        449,007              -        449,007
   Net transfer to other plans (Note 7)       40,716,331              -     40,716,331              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------

        Total deductions                     107,454,200     18,202,581    125,656,781     67,478,781     17,269,565     84,748,346
                                           -------------  -------------  -------------  -------------  -------------  -------------

Net Increase (Decrease) in Net Assets
  Available for Benefits                     (38,145,353)   (12,531,175)   (50,676,528)     3,874,422     (2,702,522)     1,171,900

Net Assets Available for Benefits
   Beginning of year                         585,450,450     12,531,175    597,981,625    581,576,028     15,233,697    596,809,725
                                           -------------  -------------  -------------  -------------  -------------  -------------
   End of year                             $ 547,305,097  $           -  $ 547,305,097  $ 585,450,450  $  12,531,175  $ 597,981,625
                                           =============  =============  =============  =============  =============  =============

See Notes to Financial Statements.     4

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

Note 1 - Description of the Plan

          The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the "Plan"), as amended and restated effective December 31, 1999, provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described by Internal Revenue Code Section 401(k) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the "Code") of 1986, as amended.

          In 1989, the SPX Corporation Stock Ownership Plan purchased SPX Corporation (the "Company") common shares using the proceeds of a note totaling $50,000,000. The note was guaranteed by the Company and the shares held in trust established under the Plan. In 1994 and 1997, the note was refinanced by the Company (see Note 6), and was repaid by contributions to the Plan. As the Plan repays the note, a percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares are fully vested upon allocation. The note was fully repaid in 2001.

          General - The Plan is a defined contribution plan covering substantially all employees who are not covered by collective bargaining agreements and who have completed one month of service.

          Contributions - Participants can contribute a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

          The Company makes matching contributions equal to 100 percent of the participant's pretax contributions up to the first 4 percent of compensation deferred, and 50 percent of the participant's pretax contributions in excess of 4 percent of compensation, up to a maximum of 6 percent of compensation. Company contributions are paid in the form of SPX Corporation common stock through the employee stock ownership feature of the Plan. The Company may also make a supplemental contribution of SPX Corporation common stock if the value of the stock released by the Plan is less than the Company's minimum required matching contribution. The trustee may make a supplemental allocation of shares released by payments on the outstanding loan if the number of shares released by such payments has a value in excess of the Company's required matching contribution.

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

Note 1 - Description of the Plan (Continued)

          Participant Accounts - Each participant's account is credited with the participant's contribution, the employer's matching and supplemental contributions, if any, and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          Vesting - Participants are 100 percent vested in both employee and employer contributions.

          Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution, monthly or yearly payments equal to the value of his or her account. A participant who experiences a financial hardship is eligible to receive a distribution from his or her Plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan.

          Investment Options - Investment in SPX Corporation stock transferred to participant's accounts by reason of the merger of the Stock Ownership Plan on January 1, 1994 and stock allocated to a participant's account by reason of matching contributions as discussed above can, at any time, be redirected.

          Participant Loans - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at reasonable rates. Principal and interest are paid ratably through payroll deductions. Other regulations are outlined in the Plan document.

          Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the trustee received timely voting instructions.

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

Note 2 - Summary of Significant Accounting Policies

          The accompanying financial statements have been prepared on the accrual basis.

          Investments - Investments of the Plan are stated at market value as determined by quoted market prices. The fair value of the Plan's interest in the master trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated income less actual distributions (see Note 3). Participant loans are valued at face value, which approximates fair value. Dividend income is accrued on the ex-dividend date.

          Investment in SPX Corporation Common Stock - The Plan's investments in SPX Corporation common stock related to the leverage employee stock ownership feature of the Plan at December 31, 2000 are presented below. Shares listed as "allocated" represent the Plan's allocable shares of stock held in the master trust fund. All shares of SPX Corporation Common Stock are allocated as of December 30, 2001.

                                                               2000
                                                    ----------------------------
                                                      Allocated     Unallocated
                                                    -------------  -------------
          SPX Corporation common shares:
            Number of shares                            1,338,052        139,933
            Cost                                    $  97,809,313  $   4,005,582
            Market                                  $ 144,760,501  $  15,139,001

          Income Tax Status - The Plan obtained its determination letter on April 30, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the trustees to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


          Reclassification - Certain balances in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

Note 3 - Master Trust Fund

          The investments of four qualified plans, including the SPX Corporation Retirement Savings and Stock Ownership Plan, and three other plans sponsored by SPX Corporation or its subsidiary, are combined in the SPX Corporation Savings Trust (the "Master Trust"). Under the terms of a trust agreement between Fidelity Management Trust Company (the "Bank") and the Company, the Bank manages the trust funds on behalf of the Plan. The Plan's assets in the Master Trust represented 90 percent and 98 percent of the total assets in the Master Trust as of December 30, 2001 and 2000, respectively. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

          The total assets held in the Master Trust at December 30, 2001 and 2000 are as follows:

                                                                      2001              2000
                                                                      ----              ----
          Money market fund                                      $  34,220,874     $  27,409,948
          Common/collective trust                                    5,534,932         2,908,749
          Mutual funds                                             278,553,056       312,398,633
          Insurance company general account                         89,412,906        95,988,048
          Common stock of SPX Corporation and subsidiary           181,376,863       144,760,598
          Participant loans                                         21,725,434        15,058,919
                                                                 -------------     -------------
             Total master trust investments                      $ 610,824,065     $ 598,524,895
                                                                 =============     =============

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

Note 3 - Master Trust Fund (Continued)

          The investment income for the Master Trust for the years ended December 30, 2001 and 2000 is as follows:

                                                                    2001             2000
                                                                    ----             ----
          Net appreciation (depreciation) in fair value of
            investments:
              Mutual funds                                      $ (39,262,618)  $ (54,200,260)
              Insurance company general account                             -           1,161
              Employer securities                                  39,219,001      35,686,629
                                                                -------------   -------------
                 Net depreciation                                     (43,617)    (18,512,470)
                                                                -------------   -------------
          Interest and dividends                                   14,222,491      31,056,868
                                                                -------------   -------------
                 Investment income                              $  14,178,874   $  12,544,398
                                                                =============   =============

Note 4 - Plan Termination

          Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 5 - Administration

          The Company is the sponsor of the Plan. The Administrative Committee, as provided in the Plan agreement, is the Plan administrator and has responsibility for the administration of the Plan. Fidelity Management Trust Company functions as trustee and investment manager. Investment management fees and trustee fees are paid by the Plan in accordance with the Plan agreement.

Note 6 - Note Payable

          The note payable as of December 30, 2000 is payable to SPX Corporation and resulted from a refinancing transaction in 1994 and 1997 (see Note
          1). The note bears interest at 6 percent through 1997 and 5.5 percent thereafter. The note was paid in 2001.

SPX Corporation Retirement Savings and Stock Ownership Plan

                                                   Notes to Financial Statements
                                                      December 30, 2001 and 2000

Note 7 - Transfers

          During 2001, assets totaling approximately $44 million of the employees of INRANGE Technologies Corporation, a majority-owned subsidiary of SPX Corporation, were transferred to the INRANGE Technologies Corporation Savings and Stock Ownership Plan. Additionally, in both 2001 and 2000, assets of plans sponsored by divisions of SPX Corporation were merged with the Plan. These transfers are reflected in the accompanying financial statements.

Note 8 - Subsequent Event

          In January 2002, the United Dominion Industries, Inc. Compass Plan, a plan sponsored by a division of SPX Corporation, was merged with this Plan. Accordingly, assets of approximately $190 million were transferred into the Plan in 2002.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      SPX CORPORATION RETIREMENT SAVINGS
                                      AND STOCK OWNERSHIP PLAN

                                      By: The SPX Administrative Committee

Date:   July 15, 2002                      By: /s/ Christopher J. Kearney
      ------------------                   -------------------------------------
                                           Christopher J. Kearney
                                           Vice President, Secretary,
                                           General Counsel and Member of the SPX
                                           Administrative Committee

                                  Exhibit Index

Exhibit No.         Description
-----------         -----------

23.1                Consent of Conn Geneva & Robinson

23.2                Consent of  Plante & Moran, LLP